Exhibit 99.1

October 24, 2018

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Appointment of Independent Director

Pursuant to regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and clause 204.10 of the NYSE Listed Company Manual, we hereby inform that the Board of Directors of the Company at its meeting held on October 24, 2018 approved the appointment of Ms. Arundhati Bhattacharya as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from January 1, 2019. The appointment is subject to the approval of shareholders of the Company.

We are enclosing a copy of the press release in connection with the aforesaid appointment and a brief profile of Ms. Arundhati Bhattacharya for your reference.

Ms. Arundhati Bhattacharya does not have any relationship with any of the Directors on the Board of the Company. In accordance with circulars dated June 20, 2018 issued by the stock exchanges, we hereby confirm that Ms. Arundhati Bhattacharya is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan Company Secretary

ENCL: As above.

Wipro Limited Appoints Arundhati Bhattacharya to its Board

Bangalore India and East Brunswick, New Jersey, USA, October 24, 2018: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting, and business process services company, today announced the appointment of Ms. Arundhati Bhattacharya, a widely acclaimed banker with four decades of experience across India’s financial sector, to its Board of Directors for a period of five years effective January 1, 2019, subject to the approval of shareholders.

Bhattacharya, who was the first woman chair of State Bank of India, India’s largest lender, will serve as an Independent Director and brings with her a deep understanding of all facets of banking including credit, foreign exchange, treasury, retail operations, mergers and acquisitions and the capital and bond markets.

She is credited with spearheading a range of technological initiatives, shaping the digital transformation of State Bank of India. She is also recognized for reimagining people practices with a special focus on women.

Welcoming Ms. Bhattacharya to the Board, Azim Premji, Chairman, Wipro Limited said, “I am confident that her deep repository of knowledge spanning across the financial services sector combined with her understanding of technology and proven expertise in driving operational transformation will immensely benefit Wipro.”

Commenting on her appointment, Ms. Bhattacharya said: “I am delighted and privileged to be invited to join the Board of Wipro Ltd., an organization which is globally respected both for its technology leadership and its unflinching commitment to values. I look forward to contributing to the company’s growth charter.”

Bhattacharya is a postgraduate degree holder in English. She is also an Associate of the Indian Institute of Bankers.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Media Contact:

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Brief Profile of Ms. Arundhati Bhattacharya

Arundhati Bhattacharya has 40 years of rich experience in India’s financial sector working across varied roles and diverse national & international locations.

During her four years tenure as the first-ever woman Chair of State Bank of India, a Fortune 500 company, she has stamped her imprint on the financial world not just in India but globally as well. Bhattacharya has expertise and deep understanding of all aspects of banking spanning the domains of credit, forex, treasury, retail operations, mergers and acquisitions besides the capital & bond markets.

She is credited with upscaling the Bank’s technology initiatives in order to give this 212 year old largest bank of India (22% market share) a digital edge that has been acknowledged by Industry as path breaking. Her work in the area of Human Resources with special focus on the status of women and “challenged” members of the work force, has also been of special significance. Under her leadership, the bank was adjudged one of India’s top 3 Best Places to work in India by leading Global Job site ‘Indeed’ based on their 15 million reviews globally for most highly rated reviews on overall employee experience.

Other notable initiatives during her Chairmanship include the overhauling of the Bank’s risk structure and implementation of various technology tools for this purpose, as well as enhancing enterprise wide risk awareness and sensitivity, through various training initiatives. During her tenure the other Companies in the Group also benefitted notably on account of focus on value creation and collaboration.

She also engineered the merger of the mother Bank with its six Associate banks creating an entity three times the size of its nearest competitor. The entire exercise was executed smoothly over a period of six weeks and was credited with being an operation that was completed with minimal or no disruption of customer service across its network of 22,000 branches and 56,000 ATMs as well as over 5,000 franchisee outlets.

Forbes magazine has ranked her 25th in their list of “Most Powerful Women in the World” and 5th in “The Most Powerful Women in Finance” category in 2016. She has also been featured in the Fortune List of Top 50 globally most powerful women in business and ranked among the top 5 in the Asia-Pacific region. She was included in the top 100 Global Thinkers in 2014 by Foreign Policy Magazine and was one of the two Indians on the list. She has been ranked 26th in the fourth edition of Fortune’s World 50 Greatest Leaders list, becoming the only Indian corporate leader to be featured in the list.